Filed by Sprint Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following communication was made available by Michel Combes, Chief Executive Officer of Sprint, on Twitter:

Tweet: Don’t miss this interview with @SprintBusiness president @JanGeld at #CES2019. @Sprint’s #5G is launching later this year, and it’s going to be awesome for consumers.

President of Sprint business tells us about 5G, T-Mobile, robots

NEWS BY ERIC ZEMAN JANUARY 10, 2019

Latency is the most powerful aspect of forthcoming mobile 5G networks, says Jan Geldmacher, president of Sprint Business, and may usher in the true age of the internet of things.

Smartphones became truly powerful after the dawn of 4G networks. The improved speed and capacity of LTE 4G connections gave phones the juice to power myriad applications and services. It was a watershed moment.

Now, nearly a decade later, the industry has reached another landmark: the launch of 5G. It’s easy to overhype 5G, and Geldmacher didn’t want to overdo it, but it’s safe to say he’s excited about the possibilities.

Latency — the time between when a device makes a request over the network and receives a response — falls in the 10 milliseconds to 100-millisecond range in LTE 4G networks. Along with gigabit speeds, one of the key improvements of 5G is to drop latency down to one to five milliseconds. This may not sound like much of an improvement, but it is.

Think robotics and automation. Geldmacher said Sprint is working with Boston Dynamics to see how well robots can be controlled remotely. The low latency allows a controller in Boston to safely operate a robot located in Pittsburgh, for example. This isn’t yet possible with 4G. Similarly, Sprint is working with a handful of companies in Greenville, South Carolina, on autonomous vehicle technology, and in Peachtree Corner, Georgia, on air-based projects.

With latency essentially eliminated, 5G represents a paradigm shift in what things can do.

That doesn’t mean smartphones are going away. Geldmacher believes smartphones will continue on indefinitely in one form or another. He didn’t want to speculate too much on what that form might be, though it’s safe to assume smartphones will become even more powerful than they already are.

Geldmacher also noted Sprint is ready to go it alone should its proposed merger with T-Mobile fails to be approved. The deal has been given the green light by the Committee on Foreign Investment in the U.S. but is still awaiting approval from the FCC and DOJ. Should everything work out as Sprint hopes, the company believes combining T-Mobile’s 600MHz low-band spectrum with its own 2.5GHz mid-band spectrum will give it the leverage it needs to fend off AT&T and Verizon Wireless.

(And yes, Geldmacher thinks AT&T is making a fool of itself by insisting that LTE is “5G E”.)

Whether or not Sprint and T-Mobile merge, Sprint plans to launch a 5G phone with LG in the next few months, with a mobile hotspot and Samsung smartphone coming later in the year.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on October 29, 2018, and which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in Sprint’s Annual Report on Form 10-K for the fiscal year ended March 31, 2018 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “MD&A – Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.sprint.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. Sprint assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.